Filed under Rule 424(b)(2), File No. 333-213439

Preliminary Pricing Supplement No. 31—Dated Wednesday, April 25, 2018 (To: Prospectus dated September 1, 2016 and Prospectus Supplement Dated: May 15, 2017)

CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor’s Option	Product Ranking
92346MCM1	[ ]	100.00%	3.150%	[ ]	Fixed	4.850%	Semi-Annual	05/15/2048	11/15/2018	$25.87	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 5/15/2023 and any time thereafter with 30 Calendar Days Notice.

Verizon Communications Inc.				Offering Date: Wednesday, April 25, 2018 through Monday, April 30, 2018							Verizon Communications Inc.
One Verizon Way				Trade Date: Monday, April 30, 2018 @ 12:00 PM ET							Verizon InterNotes ®
Basking Ridge, New Jersey 07920-1097				Settle Date: Thursday, May 3, 2018							Prospectus dated September 1, 2016 and Prospectus
				Minimum Denomination/Increments: $1,000.00/$1,000.00							Supplement Dated: May 15, 2017
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC Number 0235 via RBC Dain Rauscher Inc

Joint Lead Manager and Lead Agent: Incapital

Agents: BofA Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Except for Notes sold to level-fee accounts, Notes offered to the public will be offered at the public offering price set forth in this Pricing Supplement. Agents purchasing Notes on an agency basis for non-level fee client accounts shall purchase Notes at the public offering price. Notes purchased by the Agents for their own account may be purchased at the public offering price less the applicable concession. Notes purchased by the Agents on behalf of level-fee accounts may be sold to such accounts at the applicable concession to the public offering price, in which case, such Agents will not retain any portion of the sales price as compensation.

If the maturity date or an interest payment date for any note is not a business day (as defined in the prospectus supplement), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date or interest payment date.

The Verizon InterNotes® will be represented by a Master Note in fully registered form, without coupons. The Master Note will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC, as depository, or another depository as may be named in a subsequent pricing supplement.

RECENT DEVELOPMENTS

As disclosed in note 1 to the consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2017, we adopted three recently issued accounting standards in the first quarter 2018. These accounting standards are ASU 2017-07, “Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” and ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” Substantially concurrently with the filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, which we anticipate will occur on May 1, 2018, we plan on filing a Current Report on Form 8-K presenting our annual consolidated financial results for the years ended December 31, 2015, 2016 and 2017 recasted for the adoption of these standards. The expected impact of the retrospective adoption of these standards was disclosed in note 1 to the consolidated financial statements incorporated by reference in our 2017 Annual Report on Form 10-K. The first quarter 2017 results described below reflect the retrospective impact of the adoption of the new standards.

On April 24, 2018, we issued our unaudited preliminary results for the quarter ended March 31, 2018. For the first quarter 2018, we reported a net income attributable to Verizon of $4.5 billion, or $1.11 per diluted common share, compared with net income of $3.5 billion, or $0.84 per diluted common share, for the first quarter 2017. Our first quarter 2018 reported earnings reflect the impacts arising from tax reform, accounting change for revenue recognition and special items pertaining to acquisition and integration related costs and early debt redemption costs.

During the first quarter 2018, consolidated operating revenues were $31.8 billion, an increase of 6.6% compared to the corresponding period in 2017.

Total operating expenses were $24.4 billion in the first quarter 2018, an increase of 6.9% from the corresponding period in 2017.

Total operating revenues from our Wireless segment were $21.9 billion in the first quarter 2018, an increase of 4.9% compared to the corresponding period in 2017. Wireless total operating expenses were $13.9 billion for the first quarter 2018, an increase of 0.4% from the corresponding period in 2017. Total operating revenues from our Wireline segment were $7.6 billion in the first quarter 2018, a decrease of 1.6% compared to the corresponding period in 2017. Wireline total operating expenses were $7.5 billion for the first quarter 2018, an increase of 0.2% from the corresponding period in 2017.

Cash flows from operating activities were $6.6 billion for the first quarter 2018, compared with $1.4 billion for the corresponding period in 2017. For the first quarter 2018, net cash used in investing activities was $5.3 billion, including $4.6 billion in capital expenditures, compared with $4.6 billion net cash used in investing activities for the corresponding period in 2017. Net cash used in financing activities was $1.3 billion for the first quarter 2018, compared with $4.7 billion net cash provided by financing activities for the corresponding period in 2017. Our total debt increased by $2.0 billion from December 31, 2017 to $119.1 billion at March 31, 2018.